Exhibit 99.1

Selina Hospitality PLC Announces Q2 and H1 2023 Results

●	Second Quarter and First Half of 2023 Financial Results Show Improvement in Key Operating Metrics Compared to the Same Periods in 2022

●	In the Second Quarter of 2023, Selina initiated a Business Optimization and Labor Restructuring Plan, which is expected to generate annualized savings of $5.8 million, after a one time restructuring cost of approximately $1.0 million

●	During Q2 2023, Selina Secured Agreements for and Completed the First Tranche of Investment, totaling $10 million, under a Strategic Investment of up to $50 million, and drew $10m under its $50m credit facility with IDB

●	Selina has been actively and aggressively executing a comprehensive real estate portfolio optimization plan. This ongoing strategy includes renegotiating all leases through abatements, deferrals, and terminations to significantly reduce rent and operational costs

NEW YORK (September 13, 2023) – Selina Hospitality PLC (“Selina” or the “Company”), (NASDAQ: SLNA), the fast-growing lifestyle and experiential hospitality company targeting millennial and Gen Z travelers, announced today unaudited financial results for the second quarter and the first half of 2023.

Rafael Museri, Co-Founder and Chief Executive Officer of Selina, said, “Selina continues to focus on three key strategic areas: improving cash flow, advancing toward profitability, and building our brand. During the second quarter, we made progress in our core operating metrics, which reflects these strategic objectives. Through targeted cost-cutting and operational improvements, we continue to make strides in our Adjusted EBITDA and Operating Cash Flow. Our recently announced partnership with Global University Systems (GUS) strengthens our financial standing and extends our reach to new audiences.”

Q2’23 Highlights

●	Total second quarter 2023 revenue of $52.5 million, an increase of $7.2 million, or 15.9% compared to second quarter 2022, driven primarily by an increase in bedspaces from newly opened locations, higher occupancy rates, and higher total revenue per bedspace.

●	Occupancy rate was 51.4% in Q2 2023, compared to 45.9% for Q2 2022, a 12.0% increase, driven by improved brand awareness and brand loyalty, a dedicated regional sales force and commercial teams, and the continued seasoning of our recently opened properties.

●	Total annualized revenue per bedspace was $6,931 in Q2 2023, compared to $6,448 in Q2 2022, a 7.5% increase, driven by the increase in occupancy and the growth coming from developed markets.

●	On a same-store basis (locations operating for the entire comparable periods), total revenue increased by 6%, driven by an increase in same-store occupancy and TRevPABs.

●	Adjusted EBITDA[1] improved to a $0.7 million loss in Q2 2023, compared to $5.8 million loss in Q2 2022, driven by an increase in Unit Level EBITDA before Rent (Unit Level EBITDAR2), an improvement in Content Brands, and a decrease in Corporate Overhead, offset by an increase in pre-opening expenses.

1 Adjusted EBITDA and Free Cash Flow Before Debt Service are non-IFRS measures. Please see Non-IFRS Financial Measures section for reconciliation.

2 Unit Level EBITDAR is a segment performance measure reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated and assess segment performance. Unit Level EBITDAR is defined as Unit Level earnings before interest, income taxes, depreciation and amortization and before rent.

●	Unit Level EBITDAR for Operative Locations increased from $7.4 million in Q2 2022 to $10.0 million in Q2 2023, driven by the increase in revenues and Gross Operating Profit. Unit level rent, on the other hand, increased from $9.2 million in Q2 2022 to $13.4 million in Q2 2023.

●	Corporate Overhead, as a percentage of revenues, was 17.8% in Q2 2023, compared to 24.2% in Q2 2022, driven by efficiency in country, regional and global functions offset partially by the incremental costs of becoming a publicly listed company.

H1’23 Highlights

●	Total H1 2023 revenue of $106.7 million, an increase of $20.3 million, or 23.4% compared to the first half of 2022, driven primarily by an increase in bedspaces from newly opened locations, higher occupancy rates, and higher total revenue per bedspace.

●	Occupancy rate was 54.1% in H1 2023, compared to 45.5% for H1 2022, a 19.0% increase, driven by improved brand awareness and brand loyalty, a dedicated regional sales force and commercial teams, and the continued seasoning of our recently opened properties.

●	Total annualized revenue per bedspace was $7,039 in H1 2023, compared to $6,466 in H1 2022, a 8.9% increase, driven by the increase in occupancy and the growth coming from developed markets.

●	On a same-store basis (locations operating for the entire comparable periods), total revenue increased by 10% driven by an increase in same-store occupancy and increase in same-store TRevPABs.

●	Adjusted EBITDA[1] improved to a $0.3 million loss in H1’23, compared to $4.4 million loss in H1’22, driven by a significant increase in Unit Level EBITDA before Rent (Unit Level EBITDAR2) and an improvement in Content Brands operating performance, offset by an increase in pre-opening expenses.

●	Unit Level EBITDAR for Operative Locations increased from $14.9 million in H1’22 to $21.3 million in H1’23, driven by the increase in revenues and Gross Operating Profit. Unit level Rent increased from $17.9 million in H1’22 to $25.5 million in H1’23.

●	Corporate Overhead, as a percentage of revenues, was 18.1% in H1’23, compared to 22.8% in H1’22, driven by efficiency in country, regional and global functions offset partially by the incremental costs of becoming a publicly listed company.

Q2’23 Financial Summary	Three Months Ended			Six Months Ended
	June, 30			June, 30
($ in millions, except properties and bedspaces data)	2023	2022	Percent Change	2023	2022	Percent Change
Revenue	52.5	45.3	15.9	106.7	86.5	23.4
Net Loss	15.8	57.2	(72.5)	46.1	95.5	(51.7)
Adjusted EBITDA[1]	(0.7)	(5.8)	87.2	(0.3)	(4.4)	93.2
Net Cash Used in Operating Activities	3.4	(5.2)	165.0	2.7	(10.5)	126.0
Free Cash Flow Before Debt Service[1]	(13.6)	(20.1)	32.4	(26.1)	(34.3)	23.8
Occupancy Rate	51.4%	45.9%	-	54.1%	45.5%	-
Properties, End of Period	114	111	2.7%	114	111	2.7%
Bedspaces, end of Period	28,825	27,415	5.1%	28,825	27,415	5.1%
Total Annualized Revenue per Bedspace	6,931	6,448	7.6%	7,039	6,466	8.9%

Operational Optimization

●	During Q2 2023, the Company launched a Labor Restructuring Plan that is anticipated to impact over 350 full-time employees at the unit and corporate levels, with expected annual payroll savings of $5.8 million and a one-time restructuring cost of approximately $1.0 million. The restructuring is expected to be completed by the end of Q3 2023.

Hotel Portfolio Activity

●	Selina has been actively and aggressively executing a comprehensive real estate portfolio optimization plan. This ongoing strategy includes renegotiating all leases through abatements, deferrals, and terminations to significantly reduce rent and operational costs. The closure of five properties in Mexico, U.S., Greece, Austria, and Costa Rica, which contributed $1.2 million of the $3.3 million unit-level operating loss in Q2’23, are expected to be completed by the end of Q3 2023, giving rise to one-time costs of $0.2 million in estimated early termination penalties.

●	During Q2, Selina opened Dakhla, Morocco. Selina ended the period with 114 properties and 28,825 open bedspaces versus 111 properties and 27,415 open bedspaces at June 30, 2022.

Cash and Cash Flow Highlights

●	As of June 30, 2023, the Company had total cash and cash equivalents of $24.6 million.

●	Net cash provided by operating activities totaled $3.4 million for Q2 2023, compared to negative $5.2 million in Q2 2022.

●	Free cash flow before debt service (FCF)[1] totaled $(13.6) million for Q2 2023, compared to $(20.1) million in Q2 2022.

●	On May 31, 2023, Selina drew $10.0 million under its $50.0 million credit facility with Inter-American Investment Corporation (IDB). As of August 31, 2023, the Company had $10.6 million remaining available to draw under the credit facility, subject to customary draw requirements.

●	In June 2023, Selina completed and received the first tranche of $10.0 million under its strategic investment from GUS, which totals up to $50.0 million. The second tranche of $20.0 million from GUS is contingent on the Company raising $20.0 million through a PIPE capital raise or other equity funding from parties unrelated to GUS.

Liability Management

●	As disclosed in our last Business Update on June 27, 2023, Selina converted approximately $9.5 million owed to a third party under various joint venture arrangements to equity to buy out the third party’s interest in the joint venture. Once fully completed, Selina’s “loan payables” will be reduced by $10.1 million against the amount shown on its balance sheet as of June 30, 2023.

2023 Outlook

●	For the second half of 2023, Selina will continue to be guided by the three strategic imperatives we started the year with: improving cash flow, advancing toward profitability, and building the brand.

●	On June 27, 2023, the Company suspended its revenue guidance for the year as it reassesses its hotel opening plan for 2023 and 2024, as well as the impact of closed locations in 2023 and organizational restructuring.

●	The Company reaffirms its previously provided guidance of achieving positive Adjusted EBITDA and positive Operating Cash Flow for the year. It is noted that the Company’s long-term success is contingent on generating profitable operations in the future and securing additional equity or debt financing in the near term. Throughout the second half of 2023, Selina expects to complete the fundraising set out in its strategic transaction with GUS and to raise additional funds, although the success of these fundraising efforts cannot be guaranteed.

●	As noted in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, despite the Company’s operating momentum and progress in achieving its core objectives, it does not yet generate sufficient revenue to cover operating expenses.

Investor Presentation

●	An accompanying updated investor presentation is available online at https://investors.selina.com/

# # #

About Selina Hospitality PLC.

Selina (NASDAQ: SLNA) is one of the world’s largest hospitality brands built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in 24 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on Twitter, Instagram, Facebook, Linkedin or YouTube.

Media: press@selina.com

Investor: investors@selina.com

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. DOLLARS IN THOUSANDS

	At June 30, 2023 (unaudited)	At December 31, 2022

ASSETS
Current assets
Cash	24,568	47,689
Trade and other receivables, net	13,308	10,543
Inventory	2,456	2,286
Assets held for sale	2,500	2,500
Other assets	19,937	16,681
Total current assets	62,769	79,699
Non-currents assets
Property, equipment and furniture, net	113,307	111,330
Right of use assets	392,606	420,800
Intangible assets, net	6,581	6,424
Goodwill	523	548
Trade and other receivables, net	1,630	1,671
Investment in associates and joint ventures	5,320	3,336
Non-current financial assets	3,151	3,149
Security deposits	9,816	10,910
Other assets	708	424
Total non-current assets	533,642	558,592
Total assets	596,411	638,291

LIABILITIES AND EQUITY
Current liabilities
Trade payables and other liabilities	(92,878)	(81,526)
Loans payable	(36,252)	(37,678)
Convertible notes	(7,526)	(7,914)
Lease liabilities	(55,548)	(59,115)
Derivative financial liabilities	(2,356)	(1,216)
Warrants	(5,013)	(1,481)
Total current liabilities	(199,573)	(188,930)

Non-currents liabilities
Loans payable, net of current portion	(111,915)	(97,996)
Convertible notes, net of current portion	(47,218)	(39,182)
Lease liabilities, net of current portion	(441,556)	(469,745)
Deferred tax liability	(313)	(329)
Employee payables	(8,482)	(6,852)
Total non-current liabilities	(609,484)	(614,104)
Total liabilities	(809,057)	(803,034)

Equity
Common stock	(508)	(488)
Additional paid-in capital	(566,634)	(563,210)
Currency translation adjustment	6,600	1,452
Other reserves	659	552
Accumulated deficit	771,010	725,248
Total equity	211,127	163,554
Non-controlling interest	1,519	1,189
Total liabilities and equity	(596,411)	(638,291)

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA (UNAUDITED)

	Three Months Ended June, 30				Six Months Ended June, 30
	2023		2022		2023		2022

Revenue
Rooms		30,898		26,643		63,233		49,612
Food & beverage		14,570		12,413		29,617		24,701
Other, net		7,019		6,237		13,886		12,164
Total revenue		52,487		45,293		106,736		86,477
Costs and expenses
Cost of sales		(6,786)		(8,303)		(13,559)		(12,570)
Payroll and employee expenses		(23,972)		(21,813)		(47,381)		(43,472)
Insurance, utilities and other property maintenance costs		(10,343)		(5,112)		(22,067)		(13,374)
Legal, marketing, IT and other operating expenses		(14,410)		(19,985)		(28,300)		(30,452)
Depreciation and amortization		(9,471)		(7,538)		(18,453)		(14,749)
Total cost and expenses		(64,982)		(62,751)		(129,760)		(114,617)
Loss from operations activity before impairment and government grants		(12,495)		(17,458)		(23,024)		(28,140)
Impairment and write-off of non-current assets		(5,390)		(4,398)		(5,390)		(4,398)
Government grants		74		—		74		1,241
Loss from operations activity		(17,811)		(21,856)		(28,340)		(31,862)
Finance income		20,702		30		20,704		57
Finance costs		(17,932)		(35,776)		(38,687)		(64,624)
Gain on net monetary position		(199)		674		1,053		1,618
Share of profit / (loss) in associates		(78)		14		(78)		28
Other non-operating income / (expense), net		(13)		23		(10)		(83)
Loss before income taxes		(15,331)		(56,891)		(45,358)		(94,866)
Income tax expense		(427)		(314)		(733)		(614)
Net loss		(15,758)		(57,205)		(46,091)		(95,480)
Loss attributable to:
Equity holders of the parent		(15,602)		(56,922)		(45,761)		(94,808)
Non-controlling interest		(156)		(283)		(330)		(672)
Earnings per share
Basic and diluted, loss for the year attributable to equity holders of the parent	$		$		$		$
		(0.16)		(1.31)		(0.46)		(2.19)

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. DOLLARS IN THOUSANDS (UNAUDITED)

	Six Months Ended June, 31
	2023	2022
Cash flow from operating activities:
Loss for the year	(46,091)	(95,480)
Adjustments to reconcile net loss to operating cash flows:
Depreciation and amortization expense	18,453	14,749
Share-based compensation expense	554	4,339
Share of loss in associates	78	(28)
Impairment and write off of non-current assets	5,390	4,963
Gain on net monetary position	(1,053)	(1,618)
Finance costs	38,687	64,624
Finance income	(20,704)	(57)
Income tax expense charged	733	614

Changes in working capital	6,692	(2,625)

Net cash used in operating activities	2,739	(10,519)
Cash flow from investing activities:
Investments in financial assets	(2,092)	—
Purchases of property, equipment and furniture	(5,648)	(15,581)
Security deposits (paid) / returned	(651)	(158)
Purchases of intangible assets	(613)	(1,292)
Proceeds from sales of property, equipment and furniture	—	—
Acquisition of business, net of cash acquired	—	—
Net cash used in investing activities	(9,004)	(17,031)
Cash flow from financing activities:
Proceeds from loans	13,640	50,025
Convertible note proceeds	9,252	—
Repayment of loans	(3,469)	(8,444)
Interest paid	(10,023)	(4,815)
Repayment of lease liabilities	(27,172)	(21,552)
Exercises of share options	—	111
Costs of equity raise	(200)	—
Capital contributions	1,595	—
Net cash provided by financing activities	(16,377)	15,325
Effect of changes in exchange rates on cash & cash equivalents	(479)	—
Change in cash and cash equivalents during the period	(23,121)	(12,225)
Cash and cash equivalents at start of period	47,689	21,943
Cash and cash equivalents at end of period	24,568	9,718

Segment Reporting for the six months ended June 30, 2023 (unaudited)

(In thousands of US$)

	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Content Brands	Adjustments	Total Consolidated
Rooms
Revenue	8,142	14,042	7,959	10,706	10,641	9,689	3,613	64,792	—	(1,560)	63,233
Gross Operating Profit / (Loss)	2,936	5,361	2,687	4,660	2,920	2,216	1,668	22,449	—	65	22,514
Food & Beverage
Revenue	5,759	6,539	2,038	7,248	4,020	3,890	1,167	30,660	—	(1,043)	29,617
Gross Operating Profit / (Loss)	(462)	(57)	(646)	530	(830)	(479)	(11)	(1,956)	—	143	(1,813)
Other
Revenue	1,604	1,912	476	3,426	822	711	571	9,523	4,770	(407)	13,886
Gross Operating Profit / (Loss)	888	715	449	1,158	324	435	378	4,346	(688)	61	3,720
All Selina products
Revenue	15,506	22,493	10,473	21,380	15,484	14,290	5,350	104,975	4,770	(3,010)	106,736
Gross Operating Profit / (Loss)	3,363	6,019	2,490	6,347	2,414	2,171	2,035	24,839	(688)	270	24,421
Unit Level EBITDAR	2,974	5,137	1,491	6,141	1,965	1,581	2,057	21,346	(688)	270	20,929
Rent	(3,724)	(5,461)	(4,207)	(2,630)	(5,622)	(3,084)	(877)	(25,605)	—	144	(25,461)
Unit-Level Operating Profit / (Loss)	(750)	(324)	(2,716)	3,511	(3,657)	(1,503)	1,180	(4,259)	(688)	414	(4,533)
Rent add-back											25,461
Pre-opening Expenses											(2,225)
Corporate Overhead											(18,987)
Non-Cash compensation expense											(734)
Non-recurring public company readiness cost											(1,490)
New Convertible Note Issuance expense											(1,045)
Restructuring Expenses											(1,018)
Depreciation and amortization											(18,453)
Impairment and write-off of non-current assets											(5,390)
Government grants											74
Finance income / (expense), net											(17,983)
Non operational income											966
Income Tax											(733)
Net Operating Income/(Loss)											(46,091)

Segment Reporting for the six months ended June 30, 2022 (unaudited) -Re-casted-

(In thousands of US$)

	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Content Brands	Adjustments	Total Consolidated
Rooms
Revenue	8,698	11,674	6,490	9,530	5,570	6,295	690	48,947	—	665	49,612
Gross Operating Profit / (Loss)	4,462	3,722	2,208	3,866	1,126	1,397	(104)	16,677	—	—	16,677
Food & Beverage
Revenue	6,823	4,190	2,745	6,737	1,823	2,451	170	24,939	—	(238)	24,701
Gross Operating Profit / (Loss)	132	(502)	(932)	(4)	(680)	(895)	(139)	(3,021)	—	—	(3,021)
Other
Revenue	1,019	1,833	247	3,106	728	532	4	7,468	4,997	(301)	12,164
Gross Operating Profit / (Loss)	548	1,029	246	932	562	65	3	3,387	(1,340)	—	2,047
All Selina products
Revenue	16,540	17,697	9,481	19,373	8,121	9,278	863	81,354	4,997	126	86,477
Gross Operating Profit / (Loss)	5,141	4,249	1,522	4,794	1,009	567	(239)	17,043	(1,340)	—	15,703
Unit Level EBITDAR	4,965	3,644	843	4,674	812	312	(302)	14,948	(1,340)	—	13,608
Rent	3,124	4,831	2,757	1,766	3,650	1,755	68	17,952			17,952
Unit-Level Operating Profit / (Loss)	1,840	(1,187)	(1,913)	2,908	(2,838)	(1,443)	(370)	(3,004)	(1,340)	—	(4,344)
Rent add-back											17,952
Pre-opening Expenses											(734)
Corporate Overhead											(18,553)
Non-Cash compensation expense											(5,480)
Non-recurring public company readiness cost											(2,231)
Depreciation and amortization											(14,749)
Impairment and write-off of non-current assets											(4,963)
Government grants											1,241
Finance income / (expense), net											(64,567)
Non operational income											1,563
Income Tax											(614)
Net Operating Income/(Loss)											(95,480)

Segment Reporting for the three months ended June 30, 2023 (unaudited)

(In thousands of US$)

	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Content Brands	Adjustments	Total Consolidated
Rooms
Revenue	3,403	5,802	4,148	4,306	6,848	5,909	1,640	32,056	—	(1,158)	30,898
Gross Operating Profit / (Loss)	844	1,632	1,343	1,650	2,516	2,009	756	10,791	—	228	11,019
Food & Beverage
Revenue	2,409	2,976	1,204	3,293	2,375	2,310	585	15,153	—	(583)	14,570
Gross Operating Profit / (Loss)	(144)	(139)	(309)	180	(403)	(233)	(6)	(1,053)	—	210	(843)
Other
Revenue	738	955	310	1,510	457	401	281	4,651	2,024	343	7,019
Gross Operating Profit / (Loss)	357	350	301	485	145	228	181	2,047	(486)	191	1,752
All Selina products
Revenue	6,550	9,733	5,662	9,109	9,680	8,620	2,506	51,860	2,024	(1,398)	52,487
Gross Operating Profit / (Loss)	1,097	1,843	1,335	2,316	2,258	2,004	931	11,786	(486)	629	11,929
Unit Level EBITDAR	986	1,355	841	2,188	1,997	1,739	935	10,041	(377)	629	10,293
Rent	(1,886)	(2,832)	(2,031)	(1,360)	(3,115)	(1,708)	(420)	(13,352)	—	144	(13,209)
Unit-Level Operating Profit / (Loss)	(900)	(1,477)	(1,190)	828	(1,119)	31	515	(3,311)	(377)	773	(2,916)
Rent add-back											13,209
Pre-opening Expenses											(1,693)
Corporate Overhead											(9,234)
Non-Cash compensation expense											(213)
Non-recurring public company readiness cost											(115)
New Convertible Note Issuance expense											(1,045)
Restructuring Expenses											(1,018)
Depreciation and amortization											(9,471)
Impairment and write-off of non-current assets											(5,390)
Government grants											74
Finance income / (expense), net											2,770
Non operational income											(290)
Income Tax											(427)
Net Operating Income/(Loss)											(15,758)

Segment Reporting for the three months ended June 30, 2022 (unaudited) -Re-casted-

(In thousands of US$)

	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Content Brands	Adjustments	Total Consolidated
Rooms
Revenue	3,759	5,593	3,990	4,208	3,727	4,303	528	26,109	—	534	26,643
Gross Operating Profit / (Loss)	1,654	1,594	1,605	1,579	1,069	1,187	19	8,707	—	—	8,707
Food & Beverage
Revenue	2,542	2,138	1,665	3,173	1,077	1,796	154	12,545	—	(132)	12,413
Gross Operating Profit / (Loss)	(233)	(316)	(387)	(129)	(423)	(536)	(97)	(2,121)	—	—	(2,121)
Other
Revenue	545	1,021	132	1,498	481	330	1	4,008	3,837	(1,608)	6,237
Gross Operating Profit / (Loss)	309	566	132	431	359	48	1	1,846	(1,909)	(765)	(828)
All Selina products
Revenue	6,845	8,753	5,787	8,878	5,284	6,430	683	42,661	3,837	(1,206)	45,293
Gross Operating Profit / (Loss)	1,729	1,844	1,349	1,882	1,006	699	(77)	8,432	(1,909)	(765)	5,758
Unit Level EBITDAR	1,663	1,542	1,031	1,876	874	521	(127)	7,379	(1,909)	(765)	4,705
Rent	(1,541)	(2,417)	(1,568)	(773)	(1,856)	(988)	(68)	(9,212)	—	—	(9,212)
Unit-Level Operating Profit / (Loss)	121	(875)	(537)	1,103	(983)	(468)	(195)	(1,833)	(1,909)	(765)	(4,507)
Rent add-back											9,212
Pre-opening Expenses											(326)
Corporate Overhead											(10,330)
Non-Cash compensation expense											(2,354)
Non-recurring public company readiness cost											(1,615)
Depreciation and amortization											(7,538)
Impairment and write-off of non-current assets											(4,398)
Government grants											—
Finance income / (expense), net											(35,746)
Non operational income											711
Income Tax											(314)
Net Operating Income/(Loss)											(57,205)

KEY METRICS AND NON-IFRS FINANCIAL MEASURES

Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina’s business, measure Selina’s performance, identify trends affecting Selina’s business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina’s processes for calculating Selina’s internal metrics to improve their accuracy. This release includes Adjusted EBITDA and Free Cash Flow Before Debt Service, which are not prepared in accordance with the international financing reporting standards issued by IFRS. Management believes that these non-IFRS financial measures provide useful information to investors about our business and financial performance, but there are limitations related to the use of these non-IFRS financial measures and they may not be directly comparable to similar titled measures of other companies. These non-IFRS financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS.

●	When we report figures on a same-store basis, that refers to properties operating for the entire comparable periods.

●	We define our occupancy rate as the number of beds sold divided by the total number of open beds, over any given period.

●	Open beds reflect the total number of beds in inventory at opened properties at the end of any given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.

●	Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina’s daily accommodation capacity and is used in the calculation of occupancy rate.

●	We define TRevPOB as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bed basis. Changes in this metric reflect the variability in our business arising from our ability to change room and bed configurations based on demand.

●	We define TRevPOBs as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bedspace basis.

●	Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time, as well as providing an indication of future revenue potential as we continue to grow total bedspaces.

●	The number of open bedspaces reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric we use to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m2 of accommodation (sleeping room) area in a property equals one bedspace. Our rooms are designed to be convertible into different modalities and with distinct bed configurations. We offer “Standard” accommodations with one double bed, “Twins’’ accommodations with two single beds, “Family” accommodations with space designed to accommodate up to four people, and “Community” accommodations with space designed to accommodate up to eight people. At the discretion of property managers, the double bed in a “Standard’’ accommodation can be replaced with a bunk bed for eight guests, for example. Accordingly, management views the number of bedspaces, instead of the number of physical beds, as the static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.

●	EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, (v) new debt issuance expenses, (vi) one-off restructuring expenses and (vii) provision for tax risks that are non-income tax related.

●	Operating Cash Flow is defined as Net Cash used in Operating Activities in the IFRS Consolidated Statement of Cash Flows. Free Cash Flow Before Debt Service is defined as Operating Cash Flow, minus: (i) repayment on lease liabilities, and (ii) net cash used in investing activities; plus (iii) non-recurring SPAC transaction related payments, and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures.

●	Gross Operating Profit / (Loss) is defined as revenue less the direct expenses related to the sale and operation of Rooms, F&B and Other; specifically, cost of goods sold, labour costs, marketing and sales costs, and operating expenses such as laundry, cleaning, linen, contract services, programming expenses, operating supplies and equipment (OS&E), utilities, security, etc.

●	Unit Level EBITDAR is defined as unit level earnings before interest, income taxes, depreciation and amortization and before rent (or similarly, GOP minus other non-operating unit level expenses such as property insurance and property taxes).

●	Unit-Level Operating Profit / (Loss) is defined as Unit Level EBITDAR minus Rent Expense. For segment reporting purposes, and CODM unit level performance assessment purposes, Rent is treated as an operating expense (meaning not applying IFRS 16 to leases). Unit level performance metrics do not include (i) non-cash compensation expense, (ii) impact of corporate overhead costs, which are reviewed and monitored separately and (iii) pre-opening expenses (operating costs incurred prior to opening a new location).

Key Metrics

The table below sets forth our key business metrics for the periods presented:

	Three Months Ended June, 30		Six Months Ended June, 30
Metric	2023	2022	2023	2022
Opened properties (at period end)	114	111	114	111
Open bedspaces (at period end)	28,825	27,415	28,825	27,415
Open beds (at period end)	19,663	18,336	19,663	19,277
Average daily open beds	19,917	19,768	19,567	19,022
Occupancy rate	51.4%	45.9%	54.1%	45.5%
Total daily revenue per occupied bed (TRevPOB)	54.8	50.8	53.2	52
Total daily revenue per occupied bedspace (TRevPOBs)	37.4	38.9	35.7	38.9
Total revenue per bedspace	1,728	1,608	3,490	3,206

Non-IFRS Financial Measures

EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service

	Three Months Ended June,30		Six Months Ended June,30
	(In millions of US$)		(In millions of US$)
	2023	2022	2023	2022
IFRS Net loss	$(15.8)	$(57.2)	$(46.1)	$(95.5)
Add (deduct):
Income taxes	$0.4	$0.3	$0.7	$0.6
Finance income / (expense), net	(2.8)	35.8	18.0	64.6
Share listing expense	—	—	—	—
Depreciation and amortization	9.5	7.5	18.5	14.7
EBITDA	$(8.6)	$(13.6)	$(8.9)	$(15.6)
Non-operational income, net	0.2	(0.7)	(1.0)	(1.6)
Impairments	5.4	4.4	5.4	5.0
Non-Cash compensation expense	0.2	2.4	0.7	5.5
Non-recurring public company readiness costs	0.1	1.6	1.5	2.2
New Convertible Note Issuance expense	1.0	—	1.0	—
Restructuring Expenses	1.0	—	1.0	—
Provision for tax risks (non-income tax related)	—	—	—	—
Adjusted EBITDA	$(0.7)	$(5.9)	$(0.3)	$(4.5)

	Three Months Ended June, 30		Six Months Ended June, 30
	(In millions of US$)		(In millions of US$)
	2023	2022	2023	2022
Net cash used in operating activities	3.4	(5.2)	2.7	(10.5)
Add (deduct):
Repayment on lease liabilities	(13.4)	(9.5)	(27.2)	(21.6)
Net cash used in investing activities	(4.5)	(8.4)	(9.0)	(17.0)
Non-recurring SPAC transaction related payments	0.6	0.9	6.6	1.4
Proceeds from partner loans	0.3	2.1	0.7	13.4
Free Cash Flow before Debt Service	(13.6)	(20.1)	(26.1)	(34.3)

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, statements in this press release regarding our beliefs regarding our goals for our performance and financial results for the fiscal year ended December 31 2023, including revenue growth, achieving and sustaining positive adjusted EBITDA and operating cash flow, the efficiency of our business model, our expansion plans, our ability to renegotiate lease terms, our path to profitability, and our ability to obtain additional funding, restructure liabilities and/or sell assets. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis, such as the ongoing COVID-19 pandemic,; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.